As filed with the Securities and Exchange Commission on October 8, 2024

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BlackRock Municipal Income Fund, Inc.

(Name of Subject Company (Issuer))

BlackRock Municipal Income Fund, Inc.

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.10 per share

(Title of Class of Securities)

09253X102

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Municipal Income Fund, Inc.

50 Hudson Yards

New York, New York 10001

1-800-441-7762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	50 Hudson Yards
New York, New York 10019	New York, New York 10001

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Contact:

1-800-882-0052

BlackRock Municipal Income Fund, Inc. (MUI) Announces Tender Offer in Conjunction with Conversion to an Unlisted Closed-End Interval Fund Structure

New York, October 8, 2024 – BlackRock Advisors, LLC (“BlackRock”) announced today that on October 15, 2024, BlackRock Municipal Income Fund, Inc. (NYSE: MUI, the “Fund”) will commence a tender offer to purchase up to 50% of the Fund’s outstanding common shares at a price per share equal to 98% of the Fund’s net asset value (“NAV”) per common share, as described in further detail below (the “Tender Offer”).

The Tender Offer will expire on November 15, 2024 at 5:00 p.m. Eastern Time, unless otherwise extended. The Fund will purchase its shares from tendering shareholders at a price equal to 98% of the Fund’s NAV per share as determined at the close of the regular trading session of the NYSE on November 18, 2024 (or, if the offer is extended, on the next day the NAV is calculated after the day to which the offer is extended). If the Tender Offer is oversubscribed, the Fund will purchase shares from tendering shareholders on a pro rata basis, with the result that shareholders may only be able to have a portion of their shares purchased. Accordingly, there is no assurance that the Fund will purchase all of a shareholder’s common shares tendered in the Tender Offer. Payment for shares tendered and accepted is expected to be made within approximately five business days after the expiration date.

The terms and conditions of the Fund’s tender offer will be set forth in an Offer to Purchase, a related Letter of Transmittal, and related documents, which will be distributed to the Fund’s common shareholders. The Fund will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), which will include an Offer to Purchase and related Letter of Transmittal.

As previously announced, the Fund will be converting from an exchange-listed, closed-end fund to an unlisted closed-end fund that conducts periodic repurchases of its shares, also known as an interval fund (the “Conversion”). Following completion of the Tender Offer, the Fund’s common shares will continue to trade on the NYSE prior to the Conversion until the effective date of the Fund’s delisting from the NYSE, which will be announced at a later date. It is currently expected that the Conversion will occur in the first quarter of 2025, on such date as will be announced by the Fund at a later date. Shareholders who continue to hold common shares of the Fund following the completion of the Tender Offer, but who do not wish to hold shares of the Fund following the Conversion to an unlisted interval fund, may sell their shares in the normal course on the NYSE prior to the effective date of the Conversion. Please note that, following the Conversion, the Fund’s common shares will no longer trade on a stock exchange and shareholders will therefore have limited options to sell their shares outside of the Fund’s quarterly offers to repurchase between 5% and 25% of the Fund’s outstanding shares.

IMPORTANT NOTICE

This press release is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell any securities of the Fund and the above statements are not intended to constitute an offer to participate in any tender offer. Any offer to purchase Fund common shares will be made pursuant to an offer on Schedule TO. COMMON SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS, INCLUDING THE OFFER TO PURCHASE AND ANY SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY ARE FILED AND BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF COMMON SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Common shareholders may obtain a free copy of any of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Fund.

About BlackRock

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to investors and a leading provider of financial technology, we help millions of people build savings that serve them throughout their lives by making investing easier and more affordable. For additional information on BlackRock, please visit www.blackrock.com/corporate

Availability of Fund Updates

BlackRock will update performance and certain other data for the Fund on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Fund. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Fund and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or the Fund may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Fund’s or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Fund, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Fund or in the Fund’s net asset value; (2) the relative and absolute investment performance of the Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, and regulatory, supervisory or enforcement actions of government agencies relating to the Fund or BlackRock, as applicable; (8) terrorist activities, international hostilities, health epidemics and/or pandemics and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Fund with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Fund. The information contained on BlackRock’s website is not a part of this press release.

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